Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 29 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
22/05/2023	3,990	277.5313	1,107,349.89	4,100	301.9920	1,238,167.20	1,144,120.50	8,090	278.3029	2,251,470.38
23/05/2023	3,970	272.2729	1,080,923.41	8,500	289.4709	2,460,502.65	2,282,681.74	12,470	269.7358	3,363,605.16
24/05/2023	4,190	264.8884	1,109,882.40	10,684	286.8515	3,064,721.43	2,818,134.64	14,874	264.0861	3,928,017.04
25/05/2023	4,180	265.9121	1,111,512.58	3,336	286.7585	956,626.36	891,128.42	7,516	266.4504	2,002,641.00
26/05/2023	4,160	267.9909	1,114,842.14	—	—	—	—	4,160	267.9909	1,114,842.14
Total	20,490	269.6198	5,524,510.42	26,620	290.0082	7,720,017.63	7,136,065.30	47,110	268.7450	12,660,575.72

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till May 26, 2023, the total invested consideration has been:
•Euro 136,745,579.81 for No. 576,683 common shares purchased on the EXM
•USD 36,167,570.73 (Euro 33,787,513.38*) for No. 140,042 common shares purchased on the NYSE.

As of May 26, 2023, the Company held in treasury No. 12,498,720 common shares equal to 4.86% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until May 26, 2023, the Company has purchased a total of 1,525,133 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 329,707,083.20.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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